Exhibit 99.1

RISE Education Announces Fourth Quarter and Full Year Unaudited 2017 Financial Results

BEIJING, March 15, 2018 – RISE Education Cayman Ltd ("RISE" or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Financial and Operational Highlights

•	Total revenues increased by 40.8% year-over-year to RMB 272.2 million (US$ 41.8 million) in the fourth quarter of 2017.
•	Gross profit increased by 41.7% year-over-year to RMB 142.8 million (US$ 22.0 million) in the fourth quarter of 2017.
•	Net loss was 138.0 million (US$ 21.2 million) in the fourth quarter of 2017. Excluding IPO-related expenses, one-off expenses and share-based compensation, non-GAAP net income[1] increased by 403.8% year-over-year to RMB 28.6 million (US$ 4.4 million) in the fourth quarter of 2017.
•	Adjusted EBITDA[2] increased by 99.0% year-over-year to RMB 68.1 million (US$ 10.5 million) in the fourth quarter of 2017. Adjusted EBITDA margin expanded to 25.0% in the fourth quarter of 2017 from 17.7% in the same period of the prior year.
•	Total number of learning centers increased by eleven during the fourth quarter, including three new learning centers as part of the Company’s acquisition of The Edge Learning Centers Limited (“The Edge”), to 270 as of December 31, 2017, comprising 64 self-owned and 206 franchised learning centers.
•	Student enrollment at self-owned learning centers increased by 37.9% year-over-year to 49,894 in full year 2017.
•	Student retention rate at self-owned learning centers remained stable at 70% in both the fourth quarter and full year of 2017.

“We are pleased to have concluded fiscal year 2017 with solid financial and operational performance in the fourth quarter. This reflects our commitment to quality education and to delivering the best English learning experience to our students,” stated Mr. Yiding Sun, Chief Executive Officer of RISE. “In the year 2017, we are delighted that total student enrollment has gone up 37.9% to 49,894, driven by our continuous center expansion. During 2017, we added a net of ten self-owned learning centers and 39 franchised learning centers, bringing the total number of learning centers in our network to 270 at the year’s end. Looking ahead into 2018, we remain committed to our expansion plans in both new centers and teachers, based on market demand, and to closely monitoring the operation of newly opened centers. At the same time, we will continue our unwavering focus on providing uniformly high quality education services across our entire education network. In 2017, we upgraded our Rise Up courseware, extending our service offerings to the entire K-12 student group, covering students aged three to 18, both online and offline. With our leading service quality, our premium branding power, and effective development strategies, we are confident that we will continue to solidify our leading position in the junior ELT market in China.”

Ms. Chelsea Wang, Chief Financial Officer of RISE, stated, “We are delighted with the financial results that we achieved in the fourth quarter and full year of 2017. Our total revenues increased year-over-year by 40.8% and 36.3% in the fourth quarter and full year of 2017, respectively. These were driven by a 34.4% year-over-year increase in revenues from our educational programs, a 36.7% year-over-year increase in student enrollments, and a high student retention rate, which remained stable at 70% in 2017. Non-GAAP net income in the fourth quarter and full year of 2017 were RMB 28.6 million and RMB 122.3 million, up by 403.8% and 140.6%, respectively, comparing to the same period of the prior year. In addition, deferred revenue and customer advances increased by 35.2% year-over-year by the end of 2017. These numbers show our confidence that with our constantly improving economies of scale and the efficiency of our network expansion, we are well positioned to capitalize on new opportunities in 2018.”

1 Non-GAAP net income excludes IPO-related expenses, one-off expenses and share-based compensation, from net income. For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP net income, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

2 Adjusted EBITDA excludes expenses relating to the Company’s IPO related expenses, one-off expenses and share-based compensation, from EBITDA. For details on the calculation of and reconciliation to the nearest GAAP measures for adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

FOURTH QUARTER 2017 FINANCIAL RESULTS

Revenues

Total revenues for the fourth quarter of 2017 increased by RMB 78.9 million, or 40.8%, to RMB 272.2 million (US$ 41.8 million) from RMB 193.3 million in the same period of the prior year. This increase was primarily attributable to an increase of RMB 66.7 million in revenues from educational programs.

•	Revenues from educational programs for the fourth quarter of 2017 increased by 36.4% to RMB 249.7 million (US$ 38.4 million) from RMB 183.0 million in the same period of the prior year. This increase was primarily due to an increase in student enrollment at self-owned learning centers in the fourth quarter. The increase in the Company’s student enrollment was attributable to (i) higher student enrollment at existing learning centers as they matured and achieved a higher retention rate, which was partially driven by the Company’s established brand and growing offerings of reputable products; and (ii) the increase in the number of self-owned learning centers to 64 as of December 31, 2017, from 54 as of December 31, 2016; and (iii) higher course fees due to our annual price increase.

•	Franchise revenues for the fourth quarter of 2017 increased by 69.9% to RMB 17.0million (US$ 2.6 million) from RMB 10.0 million in the same period of the prior year. This increase was primarily due to an increase in recurring franchise fees from the Company’s existing franchised learning centers, as well as an increase in initial and renewal franchise fees in the fourth quarter of 2017 for franchised learning centers that were either new or renewed their franchise agreements with the Company. The number of franchised learning centers increased to 206 as of December 31, 2017, from 167 as of December 31, 2016.

•	Other revenues for the fourth quarter of 2017 was RMB 5.4 million (US$ 0.8 million) compared to RMB 0.2 million in the same period of the prior year. The increase was primarily due to an increase in revenues from The Edge, the company acquired in the fourth quarter of 2017.

Cost of Revenues

Cost of revenues for the fourth quarter of 2017 increased by RMB 36.9 million, or 39.9%, to RMB 129.3 million (US$ 19.9 million) from RMB 92.5 million in the same period of the prior year, which was primarily due to the increases in rental costs and personnel costs. Rental costs increased as the Company expanded its operations. The increase in personnel costs was primarily attributable to an increase in teaching hours at self-owned learning centers and share-based compensation of RMB 17.1 million (US$ 2.6 million) as a result of the Company’s initial public offering in the fourth quarter 2017.

Gross Profit

Gross profit for the fourth quarter of 2017 increased by RMB 42.0 million, or 41.7%, to RMB 142.8 million (US$ 22.0 million) from RMB 100.8 million in the same period of the prior year. Gross margin increased to 52.5% for the fourth quarter of 2017 from 52.2% in the same period of the prior year. Excluding the impact of share-based compensation included on cost of revenues, non-GAAP gross profit for the fourth quarter of 2017 was RMB 159.9 million (US$ 24.6 million) and non-GAAP gross margin was 58.8%.

Operating Expenses and Operating Income / (Loss)

Total operating expenses for the fourth quarter of 2017 increased by RMB 184.6 million, or 211.8%, to RMB 271.7 million (US$ 41.8 million), compared to RMB 87.1 million in the same period of the prior year. Excluding the impact of IPO-related expenses, one-off expenses and share-based compensation, non-GAAP operating expenses for the fourth quarter of 2017 were RMB111.6 million (US$ 17.2 million). As a percentage of total revenues, non-GAAP operating expenses decreased to 41.0% in the fourth quarter of 2017 from 45.1% in the same period of the prior year.

•	Selling and marketing expenses for the fourth quarter of 2017 increased to RMB 61.7 million (US$ 9.5 million), including RMB 9.0 million (US$ 1.4 million) of share-based compensation, from RMB 44.3 million in the same period of the prior year. As a percentage of total revenues, non-GAAP selling and marketing expenses decreased to 19.3% in the fourth quarter of 2017 from 22.9% in the same period of the prior year.

•	General and administrative expenses for the fourth quarter of 2017 increased to RMB 210.0 million (US$ 32.3 million) compared to RMB 42.8 million in the same period of the prior year. General and administrative expenses for the fourth quarter of 2017 included RMB 69.2 million (US$ 10.6 million) in share-based compensation and RMB 81.8 million (US$ 12.6 million) in IPO-related expenses and one-off expenses. Excluding IPO-related expenses, one-off expenses and share-based compensation, non-GAAP general and administrative expenses for the fourth quarter of 2017 was RMB 59.0 million (US$ 9.1 million), or 21.7% of revenues, decreased from 22.2% in the same period of the prior year.

Operating loss for the fourth quarter of 2017 was RMB 128.9 million (US$ 19.8 million) compared to an operating income of RMB 13.7 million in the same period of the prior year. Excluding IPO-related expenses, one-off expenses, and share-based compensation, non-GAAP operating income for the fourth quarter of 2017 was RMB 48.3 million (US$ 7.4 million), increased by 253.6% from RMB 13.7 million in the same period of the prior year. Non-GAAP operating margin expanded to 17.7% during the fourth quarter of 2017 from 7.1% in the same period of the prior year.

Interest Expense

Interest expense for the fourth quarter of 2017 was RMB 11.0 million (US$ 1.7 million) as compared with RMB 5.0 million in the same period of the prior year. The Company drew down a US$ 55.0 million long-term loan facility from CTBC Bank Co. Ltd. on September 12, 2016, and this loan facility was further expanded to US$ 110.0 million in September 2017. The increase in interest expense is caused by a higher loan principal. The Company plans to repay the loan in installments over the next 5 years.

Income / (Loss) before Income Tax Expense

Loss before income tax expense for the fourth quarter of 2017 was RMB 129.1 million (US$ 19.8 million), as compared with an income before income tax expense of RMB 16.0 million in the same period of the prior year.

Income Tax Expense

Income tax expense for the fourth quarter of 2017 was RMB 8.9 million (US$ 1.4 million) as compared with RMB 10.3 million in the same period of the prior year.

Net Income / (Loss)

Net loss for the fourth quarter of 2017 was RMB 138.0 million (US$ 21.2 million) compared to a net income of RMB 5.7 million in the same period of the prior year. The decrease of income of RMB 143.7 million was primarily due to incurrence of the Company’s IPO-related expenses, one-off expenses and share-based compensation.

Non-GAAP net income excludes IPO-related expenses, one-off expenses, and share-based compensation from net income. Non-GAAP net income for the fourth quarter of 2017 increased by 403.8% year-over-year to RMB 28.6 million (US$ 4.4 million) from RMB 5.7 million in the same period of the prior year.

Non-GAAP net margin expanded to 10.5% during the quarter from 2.9% in the same period of the prior year.

EBITDA is net income or loss before interest, taxes, depreciation and amortization. EBITDA for the fourth quarter of 2017 decreased RMB 143.2 million to negative 109.0 million (US$ 16.8 million) from RMB 34.2 million in the same period of the prior year.

Adjusted EBITDA excludes IPO-related expenses, one-off expenses and share-based compensation from EBITDA. Adjusted EBITDA for the fourth quarter of 2017 increased by 99.0% year-over-year to RMB 68.1 million (US$ 10.5 million) from RMB 34.2 million in the same period of the prior year.

Adjusted EBITDA margin increased to 25.0% for the fourth quarter of 2017 from 17.7% in the same period of the prior year.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP net income, EBITDA and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Net Income / (Loss) per Ordinary Share

Basic and diluted net loss per ordinary share attributable to RISE was RMB 1.28 (US$ 0.20) for the fourth quarter of 2017. Basic and diluted non-GAAP net income per ordinary share attributable to RISE was RMB 0.27 (US$ 0.04) and RMB 0.26 (US$ 0.04), respectively, for the fourth quarter of 2017. For details on the calculation of and reconciliation to the nearest GAAP measures for non-GAAP net income per share, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash provided by operating activities for the fourth quarter of 2017 was RMB 19.0 million (US$ 2.9 million), as compared with RMB 37.5 million in the same period of the prior year.

FULL YEAR 2017 FINANCIAL RESULTS

Revenues

Total revenues for the full year of 2017 increased by RMB 258.3 million, or 36.3%, to RMB 969.3 million (US$ 149.0 million) from RMB 711.0 million in the full year of 2016. This increase was primarily attributable to an increase of RMB 212.8 million in revenues from educational programs.

•	Revenues from educational programs for the full year of 2017 increased by 34.4% to RMB 831.1 million (US$ 127.7 million) from RMB 618.3 million in the full year of 2016. This increase was primarily due to the same factors that led to the quarterly increase.

•	Franchise revenues for the full year of 2017 increased by 57.4% to RMB 100.0 million (US$ 15.4 million) from RMB 63.5million in the full year of 2016. This increase was primarily due to the same factors that led to the quarterly increase.

•	Other revenues for the full year of 2017 increased by 31.0% to RMB 38.2 million (US$ 5.9 million) from RMB 29.1 million in the full year of 2016. The increase was primarily due to the same factors that led to the quarterly increase.

Cost of Revenues

Cost of revenues for the full year of 2017 increased by RMB 88.6 million, or 24.4%, to RMB 452.2 million (US$ 69.5 million) from RMB 363.6 million in the full year of 2016, which was primarily due to the increase in rental costs and personnel costs. Rental costs increased as the Company expanded its operations. The increase in personnel costs was primarily attributable to an increase in teaching hours at self-owned learning centers. This increase was partially offset by a decrease in amortization expenses related to certain intangible assets acquired as part of the acquisition of the Company’s business by its current holding company in 2013, of which the Company recorded RMB 13.9 million (US$ 2.1 million) for the full year of 2017 compared with RMB 34.2 million for the full year of 2016. In addition, cost of revenues for the full year of 2017 included share-based compensation of RMB 17.1 million (US$ 2.6 million), as a result of the Company’s initial public offering in the fourth quarter of 2017.

Gross Profit

Gross profit for the full year of 2017 increased by RMB 169.6 million, or 48.8%, to RMB 517.1 million (US$ 79.5 million) from RMB 347.4 million in the full year of 2016. Gross margin increased to 53.3% for the full year of 2017 from 48.9% in the prior year. The increase in the gross margin was primarily attributable to the improvement in operating efficiencies and the decrease in amortization expenses. Excluding the impact of share-based compensation, non-GAAP gross profit for the full year of 2017 was RMB 534.1 million (US$ 82.1 million), and non-GAAP gross margin was 55.1%.

Operating Expenses and Operating Income / (Loss)

Total operating expenses for the full year of 2017 increased by RMB 241.1 million, or 87.2%, to RMB 517.7 million, compared to RMB 276.6 million in the full year of 2016. Excluding the impact of IPO-related expenses, one-off expenses and share-based compensation, non-GAAP operating expenses for the full year of 2017 was RMB 348.3 million (US$ 53.5 million). As a percentage of total revenues, non-GAAP operating expenses decreased to 35.9% in the full year of 2017 from 38.9% in the same period of the prior year.

•	Selling and marketing expenses for the full year of 2017 was RMB 178.0 million (US$ 27.4 million), including RMB 9.0 million (US$ 1.4 million) of share-based compensation, compared with RMB 128.5 million in the prior year. As a percentage of total revenues, non-GAAP selling and marketing expenses decreased to 17.4% in the full year of 2017 from 18.1% in the full year of 2016.

•	General and administrative expenses for the full year of 2017 increased to RMB 339.7 million (US$ 52.2 million) from RMB 148.1 million in the same period of the prior year. General and administrative expenses for the full year of 2017 included RMB 69.2 million (US$ 10.6 million) in share-based compensation and RMB 91.1 million (US$ 14.0 million) in IPO-related expenses and one-off expenses. Excluding IPO-related expenses, one-off expenses and share-based compensation, non-GAAP general and administrative expenses for the full year of 2017 was RMB 179.4 million (US$ 27.6 million), or 18.5% of total revenue, decreased from 20.8% in the full year of 2016.

Operating loss for the full year of 2017 was RMB 0.6 million (US$ 0.1 million), compared with RMB 70.8 million operating income in the same period of the prior year. Excluding IPO-related expenses, one-off expenses and share-based compensation, non-GAAP operating income for the full year of 2017 was RMB 185.8 million (US$ 28.6 million), increased 162.3% from the full year of 2016.

Interest Expense

Interest expense for the full year of 2017 was RMB 26.6 million (US$ 4.1 million), as compared with RMB 6.1 million in the same period of the prior year. The Company drew down a US$55 million long-term loan facility from CTBC Bank Co. Ltd. on September 12, 2016 and this loan facility was further expanded to US$110.0 million in September 2017. The increase in interest expense is mainly caused by the longer interest period and to a less extent by the higher loan principal. The Company plans to repay the loan by installments over the next 5 years.

Income / (Loss) before Income Tax Expense

Loss before income tax expense for the full year of 2017 was RMB 0.7 million (US$ 0.1 million) as compared with an income before income tax expense of RMB 83.0 million in the prior year.

Income Tax Expense

Income tax expense for the full year of 2017 was RMB 52.9 million (US$ 8.1 million), as compared with RMB 32.2 million in the prior year.

Net Income / (Loss)

Net loss for the full year of 2017 was 53.6 million (US$ 8.2 million), compared with a net income of RMB 50.8 million in the full year of 2016. The decreased of RMB 104.4 million was primarily due to the incurrence of the Company’s IPO-related expenses, one-off expenses, and share-based compensation.

Non-GAAP net income for the full year of 2017 increased by 140.6% year-over-year to RMB 122.3 million (US$ 18.8 million) from RMB 50.8 million in the full year of 2016.

EBITDA for the full year of 2017 decreased RMB 86.2 million to RMB 56.1 million (US$ 8.6 million) from RMB 142.3 million in the prior year primarily due to the incurrence of IPO-related expenses, one-off expenses, and share-based compensation.

Adjusted EBITDA for the full year of 2017 increased by 70.4% year-over-year to RMB 242.5 million (US$ 37.3 million) from RMB 142.3 million in the prior year.

Adjusted EBITDA margin increased to 25.0% for the full year of 2017 from 20.0% in the prior year.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP net income, EBITDA and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Net Income / (Loss) per Ordinary Share

Basic and diluted net loss per ordinary share attributable to RISE was RMB 0.47 (US$ 0.07) for the full year of 2017. Non-GAAP basic and diluted net income per ordinary share attributable to RISE was RMB 1.26 (US$ 0.19) and RMB 1.22 (US$ 0.19) respectively, for the full year of 2017. For details on the calculation of and reconciliation to the nearest GAAP measures for non-GAAP net income per share, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash provided by operating activities for full year 2017 was RMB 349.5 million (US$ 53.7 million), as compared with RMB 240.1 million in the prior year.

Balance Sheet

As of December 31, 2017, the Company had combined cash and cash equivalents and restricted cash of RMB 1,084.9 million (US$ 166.7 million), as compared with RMB 656.7 million as of December 31, 2016.

Deferred revenue and customer advances was RMB 812.8 million (US$ 124.9 million) as of December 31, 2017, representing an increase of 35.2% from RMB 601.3 million as of December 31, 2016, primarily due to the increase in pre-paid tuition and fees from growing student enrollment, which was partially offset by recognized revenue as courses were delivered. Deferred revenue and customer advances mainly consisted of upfront tuition fee payments from students and initial franchise fees from the Company’s franchise partners.

BUSINESS OUTLOOK

For the first quarter of 2018, the Company expects its total revenues to be in the range between RMB 255 million and RMB 265 million, representing a year-over-year growth rate of approximately 21% to 26%. This forecast reflects the Company's current and preliminary view on the market and operational conditions, which is subject to change.

Conference Call Information

RISE Education will hold a conference call on Thursday, March 15, 2018 at 8:00 pm Eastern Time (or Friday, March 16, 2018 at 8:00 am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	#5746789

The replay will be accessible through March 23, 2018 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#5746789

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.5063 to US$1.00, the noon buying rate in effect on December 31, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides us with an understanding of the results from the primary operations of our business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of our operations and share-based compensation. These expenses include (i) expenses relating to our IPO, which are expenses that we paid on behalf of our largest shareholder for selling a portion of its shares during the IPO and which we cannot capitalize; (ii) one-off expenses for terminating the consulting agreement between us and an affiliate of our largest shareholder as a result of the IPO and for other non-recurring professional expenses; and (iii) share-based compensation, including all share-based compensation that vested during the fourth quarter as a result of the IPO.

Adjusted EBITDA and non-GAAP net income provide us with an understanding of the results from the primary operations of our business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income of our operations.

We use non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, adjusted EBITDA and non-GAAP net income to evaluate our period-over-period operating performance because our management believes these provide a more comparable measure of our continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of our business. These measures may be useful to an investor in evaluating the underlying operating performance of our business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact

RISE Education

Email: riseir@rdchina.net

ICR, Inc.

Jack Wang

Tel: (+1) 347-436-8371

Email: riseir@rdchina.net

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31	December 31	December 31
	2016	2017	2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	639,999	1,055,982	162,301
Restricted cash	16,689	28,913	4,444
Accounts receivable, net	-	2,470	380
Amounts due from a related party	-	6,604	1,015
Inventories	5,533	7,905	1,215
Prepaid expenses and other current assets	45,517	40,571	6,236
Total current assets	707,738	1,142,445	175,591
Property and equipment, net	75,673	100,177	15,397
Intangible assets, net	225,951	200,615	30,834
Goodwill	461,686	475,732	73,119
Deferred tax assets	4,087	2,404	369
Other non-current assets	25,163	34,965	5,374
Total assets	1,500,298	1,956,338	300,684

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Current portion of long-term loan	38,186	-	-
Accounts payable	4,068	6,041	928
Accrued expenses and other current liabilities	96,158	191,099	29,372
Deferred revenue and customer advances	601,324	812,821	124,928
Income taxes payable	23,630	20,739	3,188
Total current liabilities	763,366	1,030,700	158,416
Long-term loan	333,102	623,439	95,821
Deferred tax liabilities	3,070	3,785	582
Other non-current liabilities	2,333	2,682	412
Total liabilities	1,101,871	1,660,606	255,231

Shareholders’ equity:
Ordinary shares	6,120	6,782	1,042
Additional paid-in capital	452,369	532,474	81,840
Statutory reserves	32,511	46,366	7,126
Accumulated deficit	(134,264)	(315,531)	(48,496)
Accumulated other comprehensive income	50,464	40,040	6,154
Total Rise Education Cayman Ltd shareholders’ equity	407,200	310,131	47,666
Non-controlling interests	(8,773)	(14,399)	(2,213)
Total equity	398,427	295,732	45,453
Total liabilities, non-controlling interests and shareholders’ equity	1,500,298	1,956,338	300,684

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD
Revenues	193,251	272,157	41,830	710,993	969,275	148,975
Educational programs	183,036	249,747	38,385	618,326	831,106	127,739
Franchise revenues	10,020	17,028	2,617	63,532	100,013	15,372
Others	195	5,382	828	29,135	38,156	5,864
Cost of revenues	(92,451)	(129,320)	(19,876)	(363,579)	(452,220)	(69,505)
Gross profit	100,800	142,837	21,954	347,414	517,055	79,470
Selling and marketing expenses	(44,310)	(61,702)	(9,483)	(128,475)	(177,993)	(27,357)
General and administrative expenses	(42,835)	(210,000)	(32,277)	(148,093)	(339,690)	(52,209)
Operating income / (loss)	13,655	(128,865)	(19,806)	70,846	(628)	(96)
Interest income	4,416	3,947	607	16,622	19,559	3,006
Interest expense	(5,035)	(10,967)	(1,686)	(6,073)	(26,589)	(4,087)
Foreign currency exchange (loss)/income	(1,367)	208	32	(2,741)	388	60
Other income, net	4,352	6,617	1,017	4,391	6,594	1,013
Income / (loss) before income tax expense	16,021	(129,060)	(19,836)	83,045	(676)	(104)
Income tax expense	(10,340)	(8,932)	(1,373)	(32,202)	(52,924)	(8,134)
Net income / (loss)	5,681	(137,992)	(21,209)	50,843	(53,600)	(8,238)
Add: net loss / (income) attributable to non-controlling interests	1,963	(4)	(1)	3,080	5,626	865
Net income attributable to RISE Education Cayman Ltd	7,644	(137,996)	(21,210)	53,923	(47,974)	(7,373)

Net income / (loss) per ordinary share:
Basic and diluted	0.08	(1.28)	(0.20)	0.54	(0.47)	(0.07)

Net income / (loss) per ADS:
Basic and diluted	0.15	(2.57)	(0.39)	1.08	(0.94)	(0.14)

Shares used in net income / (loss) per ordinary share computation:
Basic and diluted	100,000,000	107,500,000	107,500,000	100,000,000	101,890,411	101,890,411

Shares used in net income / (loss) per ADS computation:
Basic and diluted	50,000,000	53,750,000	53,750,000	50,000,000	50,945,205	50,945,205

Net income / (loss)	5,681	(137,992)	(21,209)	50,843	(53,600)	(8,238)
Other comprehensive income / (loss), net of tax of nil:
Foreign currency translation adjustments	6,062	1,663	256	22,275	(10,424)	(1,602)
Other comprehensive income / (loss)	6,062	1,663	256	22,275	(10,424)	(1,602)
Comprehensive income / (loss)	11,743	(136,329)	(20,953)	73,118	(64,024)	(9,840)
Add: comprehensive loss / (income) attributable to non-controlling interests	1,963	(4)	(1)	3,080	5,626	865
Comprehensive income / (loss) attributable to RISE Education Cayman Ltd	13,706	(136,333)	(20,954)	76,198	(58,398)	(8,975)

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD
Net income / (loss)	5,681	(137,992)	(21,209)	50,843	(53,600)	(8,238)
SBC	-	95,307	14,648	-	95,307	14,648
IPO related expenses	-	47,690	7,330	-	52,907	8,132
One-off expenses	-	34,150	5,248	-	38,232	5,876
Income tax expense	-	(10,532)	(1,619)	-	(10,532)	(1,619)
Non-GAAP net income	5,681	28,623	4,398	50,843	122,314	18,799
Add: net loss / (income) attributable to non-controlling interests	1,963	(4)	(1)	3,080	5,626	865
Non-GAAP net income attributable to RISE Education Cayman Ltd	7,644	28,619	4,397	53,923	127,940	19,664

Net income / (loss)	5,681	(137,992)	(21,209)	50,843	(53,600)	(8,238)
Add: Depreciation	8,725	7,614	1,170	29,634	29,246	4,495
Add: Amortization	8,857	5,379	827	40,188	20,465	3,145
Add: Interest expense	5,035	10,967	1,686	6,073	26,588	4,087
Add: Income tax expense	10,340	8,932	1,373	32,202	52,924	8,134
Less: Interest income	4,416	3,947	607	16,622	19,559	3,006
EBITDA	34,222	(109,047)	(16,760)	142,318	56,064	8,617
SBC	-	95,307	14,648	-	95,307	14,648
IPO related expenses	-	47,690	7,330	-	52,907	8,132
One-off expenses	-	34,150	5,248	-	38,232	5,876
Adjusted EBITDA	34,222	68,100	10,466	142,318	242,510	37,273

Cost of revenues	92,451	129,320	19,876	363,579	452,220	69,505
Personnel costs	36,887	60,298	9,268	131,598	176,995	27,204
Rental costs	30,411	36,913	5,673	109,692	146,678	22,544
Others	25,153	32,109	4,935	122,289	128,547	19,757
Less: SBC	-	17,063	2,623	-	17,063	2,623
Non-GAAP cost of revenues	92,451	112,257	17,253	363,579	435,157	66,882

Selling and marketing expenses	44,310	61,702	9,483	128,475	177,993	27,357
Less: SBC	-	9,045	1,390	-	9,045	1,390
Non-GAAP selling and marketing expenses	44,310	52,657	8,093	128,475	168,948	25,967

General and administrative expenses	42,835	210,000	32,277	148,093	339,690	52,209
Less: SBC	-	69,199	10,636	-	69,199	10,636
Less: IPO related expenses	-	47,690	7,330	-	52,907	8,132
Less: One-off expenses	-	34,150	5,249	-	38,232	5,876
Non-GAAP general and administrative expenses	42,835	58,961	9,062	148,093	179,352	27,565

Gross Profit	100,800	142,837	21,954	347,414	517,055	79,470
Add: SBC included in cost of revenues	-	17,063	2,623	-	17,063	2,623
Non-GAAP gross profit	100,800	159,900	24,577	347,414	534,118	82,093

Non-GAAP selling and marketing expenses	44,310	52,657	8,093	128,475	168,948	25,967
Non-GAAP general and administrative expenses	42,835	58,961	9,062	148,093	179,352	27,565
Non-GAAP operating expense	87,145	111,618	17,155	276,568	348,300	53,532

Non-GAAP operating income	13,655	48,282	7,422	70,846	185,818	28,561

Non-GAAP income per ordinary share:
Basic	0.08	0.27	0.04	0.54	1.26	0.19
Diluted	0.08	0.26	0.04	0.54	1.22	0.19

Non-GAAP income per ADS:
Basic	0.15	0.53	0.08	1.08	2.51	0.39
Diluted	0.15	0.51	0.08	1.08	2.45	0.38

Shares used in net income per ordinary share computation:
Basic	100,000,000	107,500,000	107,500,000	100,000,000	101,890,411	101,890,411
Diluted	100,000,000	111,735,979	111,735,979	100,000,000	104,451,436	104,451,436

Shares used in net income per ADS computation:
Basic	50,000,000	53,750,000	53,750,000	50,000,000	50,945,205	50,945,205
Diluted	50,000,000	55,867,989	55,867,989	50,000,000	52,225,718	52,225,718